HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

January 25, 2016

Board of Directors
Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

Attention: Corey Wiegand, Chairman of the Board

Dear Corey:

The purpose of this letter is to inform you that Haynie & Company CPA's, a leading regional accounting firm will acquire all the assets of HJ & Associates, LLC effective January 1, 2016. As a result of this acquisition, HJ & Associates, LLC is resigning as the Company's independent registered public accounting firm.

Sincerely,

HJ & Associates, LLC

HJ & Associates, LLC